SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 1, 2003

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Enclosure: Information made publicly available in France and Luxembourg relating to risk factors and principal shareholders of STMicroelectronics N.V.

EXPLANATORY NOTE

The following risk factors and information relating to our principal shareholders are submitted herewith simultaneously with updated publicly available disclosures in France and Luxembourg.

RISK FACTORS

Risks Related to the Semiconductor Industry

The semiconductor industry is highly cyclical, and severe downturns have had a negative impact on our results of operations

The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. In 2001, the industry experienced the most severe downturn in its history. Downturns are typically characterized by production overcapacity, accelerated erosion of average selling prices and reduced revenues. When downturns occur, such as in 1991, from 1996 through 1998, and from the third quarter 2000 through the first quarter 2002, as well as during the current difficult market conditions, our results of operations are adversely affected. In addition, the markets for semiconductors and electronic systems that use semiconductor products are characterized by rapid technological change, leading to more complex and powerful products, evolving industry standards, intense competition, and fluctuations in end-user demand. For a detailed summary of historical semiconductor industry performance, see “Item 4. Information on the Company—Industry Background—The Semiconductor Market” in our Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the SEC on March 14, 2003 (the “Form 20-F”).

Changes in industry capacity have led to overcapacity, which exacerbated the recent industry downturn through price declines and may exacerbate future downturns

In the last ten years, many companies invested in building or improving semiconductor manufacturing capacity. According to data published by IC Insights Inc. and other industry sources, investments in worldwide semiconductor fabrication capacity totaled approximately $28 billion in 1998, $33 billion in 1999, $61 billion in 2000, $39 billion in 2001 and an estimated $28 billion in 2002, or approximately 22%, 22%, 30%, 28% and an estimated 20%, respectively, of the total available market for such years. Capital investments in the semiconductor industry are made not only by integrated semiconductor companies like us, but also by companies specializing in operating semiconductor foundries (i.e., companies providing outsourcing capacity on a third-party basis) primarily located in Asia, such as Chartered Semiconductor, Taiwan Semiconductor Manufacturing Co. Ltd. (“TSMC”), or United Microelectronics Corp. (“UMC”). The industry capacity additions contributed to an increase of supply over demand during 2001, 2002 and the first half of 2003, to declines in average selling prices and to a decline in the total available market (or “TAM”) during these periods. There has also been a shift in existing industry capacity to production of products that compete with our products. We believe that future fluctuations in the rate of industry capacity additions relative to the growth rate in demand for semiconductor products or the transformation of manufacturing facilities to produce products that compete with our products could continue to contribute to fluctuations in average selling prices and affect our results of operations. On average, market selling prices declined in 2002 by approximately 12% compared to 2001. In the fourth quarter of 2000, we had reached a historic record in net quarterly revenues of approximately $2.2 billion. In the fourth quarter of 2002, our net revenues had decreased to approximately $1.8 billion. Concurrently, the products we shipped increased from approximately 2.9 billion units in the fourth quarter of 2000 to approximately 3.0 billion units in the fourth quarter of 2002. This example illustrates the impact of price declines and product mix, both for the market in general and for our products over the last two years.

In difficult market conditions, we may face overcapacity in our fabrication facilities. As with other semiconductor manufacturers, older manufacturing facilities using mature process technologies had difficulties operating at maximum capacity in 2001 and 2002. Overcapacity may have a material adverse effect on our results of operations if we do not significantly and proportionately reduce costs or if we are unable to otherwise realize savings.

We may face overcapacity and obsolescence in some of our fabrication facilities that may lead to plant closures, impairments and inventory write-offs

In difficult market conditions, we may face overcapacity issues, particularly in our older fabrication facilities that use mature process technologies. Like other semiconductor manufacturers, we could have mature fabrication facility capacity being only partially used, which may affect our cost of operations. These considerations led us to record an asset impairment and restructuring charge of $296 million in the second quarter of 2001 with respect to certain of our more mature 150mm wafer fabs, as well as to announce and complete the closing in 2001 of our wafer fab manufacturing facility in Ottawa, Canada. During the third quarter of 2001, we also initiated a plan for the closure of our plant in Rancho Bernardo, California, resulting in an additional asset impairment charge of $23 million recorded in 2001. The closure of Rancho Bernardo was completed in April 2002. In 2001, we recorded a special inventory charge for obsolescence of $71 million in cost of sales due to significant cancellations of customer orders that resulted in unusable quantities of work in process and finished goods inventories. In 2002, we recorded expenses of $34 million, of which (i) $26 million relates to the closure of facilities in Ottawa, Canada and Rancho Bernardo, California, (ii) $7 million relates to impairment of long-term investments and (iii) $1 million for the discontinuation of the graphic division of the Consumer and Microcontroller Group.

We are continuously reviewing our strategy with respect to our more mature 150mm wafer fabs in order to maintain flexibility and efficiency through difficult market conditions. Without the expected pickup in demand and/or pricing, we may incur further impairment and restructuring charges. Further actions may include the sale, wafer production curtailment or closure of other similar facilities. On July 28, 2003, we announced that in the absence of an improved pricing environment and due to the uncertainty as to the timing and direction of a business recovery, we may adopt further measures to counter adverse industry conditions. During the third quarter, we will define a plan to increase our cost competitiveness by migrating at least one-half of our European and US 150mm wafer production either to finer geometry 200mm wafer fabs or to our 150mm wafer fab in Singapore, while enhancing our overall manufacturing capacity. The plan, which will include a time-table, related impairment and restructuring charges, as well as manufacturing cost savings, will be announced once it is completed, which is expected to be no later than when we announce our 2003 third quarter results in October. If we are unable in difficult market conditions to simultaneously and proportionately cut our manufacturing costs, or make other necessary savings in due time to compensate for the decline in our selling prices and in our manufacturing plant utilization, our gross margin could be adversely affected in the future.

Our sales and results may be adversely impacted by worldwide economic downturns

Our sales and results are increasingly linked to worldwide economic trends, especially in the United States, the European Union, Japan and Asia. The economic situation in Asia in 1998 had a negative effect on the worldwide semiconductor market and made semiconductor and end-user market requirements more difficult to predict. The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors, dynamic random access memories (“DRAMs”), and optoelectronics devices). The deterioration of the economic conditions registered during 2001 and 2002 in the United States and in most economically developed countries has been negatively impacting the semiconductor market since 2001. Indeed, according to industry data, following a growth of 36.8% in 2000, the semiconductor market declined by 32% in 2001, and remained basically flat in 2002. The difficult market conditions persisted in the first half of 2003. According to preliminary estimates of industry data, the TAM increased year-over-year by approximately 12% in the first half of 2003 compared to the first half of 2002. Over the same period, the SAM increased by approximately 16%. On a sequential basis, however, both the TAM and the SAM remained basically unchanged compared to the second half of 2002. We believe that economic uncertainties have caused in the past, and may cause in the future, our customers to experience reduced demand for their products that include our products and therefore, our results of operations have been in the past, and may be in the future, adversely affected.

Competitive factors in our industry make the competitive environment intense

We compete on the basis of a variety of factors, and our success depends on our ability to compete successfully in all of the relevant areas. We compete in different product lines to various degrees on the following bases:

•	price

•	technical performance

•	product features

•	product system compatibility

•	product design

•	availability

•	manufacturing yields

•	sales and technical support

Our ability to compete successfully also depends on factors partially outside of our control, including:

•	successful and timely development of new products and manufacturing processes

•	product availability

•	industry and general economic trends

•	performance of our key customers in the markets they serve

Loss of key employees could hurt our competitive position

As is common in the semiconductor industry, success depends to a significant extent upon our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. Mr. Pasquale Pistorio, age 67, has been the sole member of our Managing Board and our president and chief executive officer since our formation in 1987. Mr. Pistorio was reappointed at our 2002 annual shareholders’ meeting for a three-year term expiring at our annual general meeting to be held in 2005.

Several of our executive officers are also over 60 and may retire in the near term. We do not maintain insurance with respect to the loss of any of our key personnel.

Some of our production processes and materials are environmentally sensitive, which could lead to increased costs due to environmental regulations or to damage to the environment

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes. We have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for new processes used by us as well as our suppliers. Most of our manufacturing facilities have been certified to conform to International Organization for Standardization or ISO international quality standards and Eco Management and Audit Scheme (“EMAS”). We are participating in various working groups set up by the European Commission to propose new legislation regarding the collection, recovery and disposal of electronic equipment, as well as banning the use of lead and some flame retardants in manufacturing electronic components. We intend to proactively implement such new legislation when enacted, in line with our commitment towards environmental protection.

The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

Because we depend on a limited number of suppliers for raw materials, we may experience supply disruptions or pricing pressure

Our manufacturing operations depend upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis. Although supplies for the raw materials we use are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and disruptions and inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although in the past few years we have significantly enhanced our manufacturing capability in terms of efficiency, precision and capacity, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. We cannot guarantee that we will be able to increase the capacity, efficiency or precision of our manufacturing capabilities in the future to the same extent as in the past. We might also experience production or transition difficulties in the future. In addition, during past periods of high demand for our products, our manufacturing facilities have operated at high capacity, which has led to production constraints.

As is common in the semiconductor industry, we have, from time to time, experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes. As a result, we have suffered delays in product deliveries or reduced yields. In the future, we may face:

•	construction delays;

•	delays in ramping up production at our new facilities or on our new lines, in upgrading or expanding our existing facilities, or in changing our process technologies;

•	interruptions in production;

•	delivery delays;

•	manufacturing problems in achieving acceptable yields;

•	capacity constraints; and/or

•	contamination or fires, storms, earthquakes or other acts of nature, for which we have been unable to obtain insurance coverage on acceptable terms and conditions.

In addition, our development of fabrication facilities that include 200mm or 300mm capabilities, or which require advanced technologies, has increased the potential for losses associated with production difficulties, imperfections, or other causes of defects. If production is interrupted at a manufacturing facility, we may not be able to shift production to other facilities on a timely basis or customers may decide to purchase products from another supplier. In either case, the loss of revenues and impact on our relationships with our customers could be significant. Our operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately.

Following recent changes in the insurance market, the terms and conditions of our main insurance policies are becoming less favorable to us

In the current state of the insurance market, terms and conditions of coverage, including deductibles and maximum payouts for our main risks, have become both more restrictive and more onerous to subscribe. We currently have global insurance policies covering our following main risks: general civil liability, directors’ and officers’ liability, property damage and business interruption loss, and transportation risks. Our insurance policy on property damage and business interruption, which covers all of our operational activities, includes a $25 million deductible per event, certain exclusions and a maximum payout of $300 million. As of July 1, 2003, the maximum payout was increased to $500 million. Since January 1, 2003, we no longer carry insurance for immaterial, non-consequential damages for product defects. In addition, we only subscribe insurance coverage with first-tier insurers on the insurance market and do not have any alternative-risk financing or our own captive insurance company. Our results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that the resulting loss or claim is not covered under the terms of the then existing insurance policies held by us.

Risk Factors Related to Our Operations

Our operating results may vary significantly from quarter to quarter and annually

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, the cyclicality of the semiconductor and electronic systems industries, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes, and manufacturing problems. Furthermore, our effective tax rate takes into consideration certain tax benefits which, in the future, may not be available to us. See Note 23 to the Consolidated Financial Statements in our Form 20-F. In addition, a number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	order cancellations or reschedulings by customers

•	excess inventory held by customers leading to reduced bookings or product returns by key customers

•	manufacturing capacity and utilization rates

•	restructuring and impairment charges

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have operations

•	changes in distribution and sales arrangements

•	intellectual property developments

•	failure to win new design projects

•	problems with product quality or manufacturing yields

•	litigation

•	possible acquisitions

•	problems in obtaining adequate raw materials on a timely basis

•	the loss of key personnel

•	property damage or business interruption losses resulting from a catastrophic event not covered by insurance.

Unfavorable changes in the above and other factors have in the past and may in the future adversely affect our operating results. In addition, during periods of industry overcapacity and declining selling prices, customer orders are not generally made as far in advance of the scheduled shipment date as during periods of capacity constraints, and since 2001, we have experienced an increasing reliance on orders placed and shipped within the same quarter. Customer orders in periods of industry overcapacity are also more exposed to cancellations, reductions, or postponements. Therefore, during difficult market conditions, we experience lower and more unstable levels of backlog, which in turn reduce our management’s ability to forecast production levels, revenues and margins. See “Item 4. Information on the Company—Backlog and Customers” in our Form 20-F.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions

Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties. As of June 28, 2003, the value registered on our unaudited interim consolidated balance sheet for goodwill was $237 million and the value for technologies and licenses acquired from third parties was $231 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, the future cash flows may not support the value of goodwill and other intangibles registered in our balance sheet. We are required to test periodically to assess the fair value of such valuations. As a result of such tests, we could be required to book an impairment in our statements of income if the carrying value in our balance sheet is in excess of the fair value. The amount of such impairment is not predictable as it depends on projected results of operations and cash flows. However, such impairment, if required, could have a material adverse impact on our results of operations.

In difficult market conditions, our high fixed costs adversely impact our results

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Since the semiconductor industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our products therefore adversely affect our results of operations. Furthermore, in periods of reduced customer demand for our products, such as in 2001 and 2002, our fabrication facilities, or fabs, do not operate at full capacity, thereby increasing our fixed costs. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are charged directly to cost of sales. Our gross profit margin declined from 38.9% in 1997 to 38.3% in 1998 during difficult market conditions. Our gross profit margin was 46.0% in 2000, 36.3% in 2001 and 36.4% in 2002. In the difficult market conditions encountered since 2001, our gross profit margin has varied significantly from quarter to quarter and was respectively 44.5% in the first quarter of 2001, 33.6% in the second quarter of 2001, 33.0% in the third quarter of 2001 and 31.7% in the fourth quarter of 2001; 33.4% for the first quarter of 2002, 37.6% for the second quarter of 2002, 37.0% for the third quarter of 2002 and 37.0% in the fourth quarter of 2002; and 35.0% in the first quarter of 2003 and 35.7% in the second quarter of 2003. We cannot guarantee that difficult market conditions will not continue to affect the loading of our fabs and consequently our future gross margins. We cannot guarantee that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins in the future.

Because we operate in an industry where technology changes rapidly, our design and process technologies and our products may become obsolete and we may not be able to develop new ones in a timely manner

The market for our products is characterized by rapidly changing technology. Some of our products have average life cycles of less than one year. Therefore, our success is highly dependent upon our ability to develop and manufacture increasingly complex new products on a cost-effective basis, to introduce new products in the marketplace on a timely basis, and to have them selected for design into future products of leading systems manufacturers. Semiconductor design and process technologies are also subject to constant technological improvements and require large expenditures for capital investment, advanced research and technology development. We have committed and intend to continue to commit substantial resources to the development of new products, designs and process technologies. Because new product development commitments must be made well in advance of sales, however, our new product decisions must anticipate both future demand and the technology that will be available to supply such demand. If we experience substantial delays in developing new design or process technologies, our results of operations could be adversely affected. In certain cases, it may be necessary to incur costs to acquire technology from third parties, which may affect our results of operations and margins without any guarantee of success. As of June 28, 2003, the value registered in our balance sheets for technologies and licenses acquired from third parties was $231 million, net of amortization, and we charged $49 million of this amount as annual amortization expense on our statement of income in the first half of 2003. Delays in developing new products with anticipated technological advances and failure to win new design projects for customers or in commencing volume shipments of new products may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements by others.

We face intense competition in our core product lines as well as in emerging applications from both large integrated manufacturers and smaller niche companies

The semiconductor industry is intensely competitive and we face significant competition in each of our product lines. Some of our competitors are large integrated manufacturing groups that compete with us in most of our product lines. A few of these large companies have substantially greater financial and other resources than we do. As a result, these companies may be able to invest more than we can in research and development, in the construction of large-scale, advanced, cost-effective manufacturing plants and in the marketing of products, and this may adversely affect our ability to take advantage of potentially profitable business opportunities. In addition, some of our competitors have redirected their research and development activities, marketing focus and manufacturing capacity toward products that compete with our products. Our large competitors include:

•	Advanced Micro Devices

•	Agere Systems

•	Agilent Technologies

•	Analog Devices

•	Atmel

•	Broadcom

•	Fairchild

•	Fujitsu

•	Hitachi

•	IBM Microelectronics

•	Infineon Technologies

•	Intel

•	LSI Logic

•	Matsushita

•	Microchip Technology

•	Mitsubishi Electric Corporation

•	Motorola

•	National Semiconductor

•	NEC

•	ON Semiconductor

•	Philips Semiconductors International

•	Qualcomm

•	Samsung

•	Texas Instruments

•	Toshiba

In addition, we are facing increased competition from some of the above companies as well as from smaller niche companies, especially design companies, that specialize in certain product lines and decide to invest more than we do in research and development and marketing of selected products.

These competitors may also use semiconductor foundry companies that produce high volume products and may offer competitive pricing benefiting from larger economies of scale. Foundry companies such as Chartered Semiconductor, TSMC and UMC have expanded significantly in recent years, particularly in Asia. Other smaller niche competitors include manufacturers of standard semiconductors, integrated circuits for specific applications and fully customized integrated circuits, including both chip and board-level products. In addition, some of our customers have their own integrated circuit products and foundry operations.

Disruptions in our relationships with any one of our key customers could adversely affect our results of operations

We have several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2002, our largest customer was Nokia, which accounted for 17.6% of our 2002 net revenues, compared to 19.3% in 2001 and 13.4% in 2000. In the first half of 2003, Nokia accounted for 18.2% of our net revenues. Our top ten customers accounted for approximately 51% of our 2002 net revenues compared to approximately 50% of our net revenues in 2001 and approximately 47% in 2000. In the first half of 2003, our top ten customers accounted for approximately 50% of our net revenues. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. Our customers have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 16%

of our net revenues were made through distributors in 2002 and 2001, compared to approximately 18% in 2000. In the first half of 2003, approximately 19% of our net revenues were made through distributors. We cannot guarantee that customers or distributors will continue to place orders with us in the future at the same levels as in prior periods. If we were to lose one or more of our major customers or distributors, or if any other key customer were to reduce its bookings, increase its product returns or fail to meet its payment obligations, our operating results could be adversely affected. If orders are cancelled, we may not be able to resell products previously made or require the customers who have ordered these products to pay for them. Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our working capital requirements.

Because we have our own manufacturing facilities, our capital needs are high compared to competitors who do not produce their own products, and they remain significant during industry downturns

As a result of our strategic choice to maintain control of our advanced proprietary manufacturing technologies to serve our customer base and develop our strategic alliances, we require significant amounts of capital to build, expand, modernize and maintain our facilities. Some of our competitors, however, do not manufacture their own products, and therefore do not require significant capital expenditures for their facilities. Our capital expenditures totaled $0.9 billion in 1998, $1.3 billion in 1999 and $3.3 billion in 2000. Due to market conditions, we reduced our capital expenditures for 2001 from an initial plan of $2.5 billion to $1.7 billion. For 2002, we further reduced capital expenditures to total approximately $1.0 billion. In the first half of 2003, our capital expenditures were $554 million, compared to $472 million in the first quarter of 2002. We currently intend to invest approximately the same amount in capital expenditures in 2003 as we did in 2002, although we have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are ready to accelerate investments in leading-edge technologies if market conditions require. We may continue to invest significantly in the coming years as the requirements of new technologies increase the cost of production equipment and facilities. We will continue to monitor our level of capital spending taking into consideration factors such as trends in the semiconductor market and capacity utilization.

The semiconductor industry also requires heavy commitments of funds for research and development necessary to keep up with the rapid pace of technological change and to consistently develop innovative, well performing and cost-effective products. We intend to continue to increase research and development expenditures in the future, although not necessarily as a percentage of net revenues.

Our research and development efforts in the field of CMOS process development are dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure of such alliances in developing new process technologies in line with market requirements

We are cooperating with Motorola Inc. and Philips Semiconductors International B.V. for the joint research and development of complementary metal-on silicon oxide semiconductor (“CMOS”) process technology to provide 90 nanometer to 32 nanometer chip technologies on 300mm wafers, as well as the building and operations of a 300mm wafer pilot line fabrication facility (or “fab”) in Crolles, France. Joint investment may reach $1.5 billion in capital expenditures in the coming years with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry. TSMC is also involved in specific aspects of the cooperation agreement. There can be no assurance that our alliances with Philips Semiconductors International B.V., Motorola Inc. and/or TSMC will enable us to develop new technologies in due time, in a cost-effective manner and/or to meet customer demands, or that our operations will not be adversely affected by unforeseen events and/or the sizeable risks related to the development of new technologies, including unforeseen extra costs, which could materially adversely affect our business, results of operations and prospects.

We may be required to redeem our convertible debt securities in cash and in advance of their maturity dates

At June 28, 2003, we had cash, cash equivalents and marketable securities of $1,989 million and total financial debt of $2,468 million, for a negative net financial position (cash, cash equivalents and marketable securities net of total financial debt) of $479 million, compared to a negative net financial position of $398 million at December 31, 2002. On September 16, 1999, we issued Zero Coupon Subordinated Convertible Liquid Yield Option Notes due 2009 (the “2009 bonds”) for net proceeds of $708 million, and on November 3, 2000, we issued Zero Coupon Senior Convertible Bonds due 2010 (the “2010 bonds”) for net proceeds of $1,458 million.

Pursuant to the terms of the 2009 and 2010 bonds, holders have the right, subject to certain conditions, to put such convertible bonds back to us on September 22, 2004 and January 17, 2005, respectively. Because the market price of our common shares is currently significantly below the respective conversion prices of the

2009 and 2010 bonds, and if our share price does not sufficiently increase by the respective put-option dates, holders may require us to make early redemption on the respective put-option dates.

On March 6, 2003, we repurchased approximately $429 million of the aggregate principal amount at maturity of our 2010 bonds, representing nearly 20% of the total amount originally issue, for which we paid approximately $328 million. On May 22, 2003, we repurchased approximately $214 million of the aggregate principal amount at maturity of our 2010 bonds, representing nearly 10% of the total amount originally issued for which we paid approximately $167 million. The repurchased 2010 convertible bonds have been cancelled. In the event the 2009 and 2010 bonds were put back to us by the holders, the amounts payable would be $813 million on September 22, 2004 (payable at our option in cash or shares) and $1,211 million on January 17, 2005 (payable in cash), respectively, causing our cash resources to be significantly reduced. We may proceed with future repurchases of our 2010 bonds in accordance with applicable laws, regulations and stock exchange requirements.

We may also need additional funding in the coming years to finance our investments

The cost of new manufacturing facilities is increasing due to the requirements of advanced sub-micron facilities and technologies as well as the migration from 200mm wafer to the new, more complex and more expensive 300mm wafer manufacturing equipment. Furthermore, we have built the facility for a 300mm research and development pilot line in Crolles, which is in the process of being fully equipped, pursuant to a joint investment agreement with Philips Semiconductors International B.V., Motorola Inc. and TSMC, for an amount that may reach $1.5 billion in capital expenditures in the coming years. The Crolles 2 pilot line has just come on line and remains in the start-up phase. We have not yet built our own facility for the volume production of 300mm wafers. Since the costs for fully equipping such a facility are considerably higher than for a 200mm facility, such an investment could require significant additional resources compared to those required in the past. In addition, in an increasingly complex and competitive environment, we may need to invest in the acquisition of technology developed by third parties to maintain our competitive position in the market. Furthermore, if we proceed with acquisitions, we may incur additional indebtedness, which could increase our interest costs and adversely affect our results. In such circumstances, we may need to issue additional debt or equity, or both.

If our outside wafer suppliers fail to perform, this could adversely affect our ability to exploit growth opportunities

In order to meet anticipated requirements for high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers and nonvolatile memory technology, in the past, we have used outside suppliers, or foundries, for the supply of up to 15% of our requirements for these wafers. We do not intend to increase our reliance on front-end manufacturing through external foundries substantially beyond this level. In fact, in a period of market downturn, as in 2001 and 2002, our reliance on such suppliers significantly decreased. However, when our markets grow, we may face capacity constraints and we expect to continue to rely on third-party wafer suppliers without having the same degree of management control and supervision over their operations as we do over our own. If these suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs.

Our common share price, operating results, net income and net income per share may be negatively affected by potential acquisitions

While our growth to date has primarily been organic, we have in the past and may in the future make selected acquisitions that we believe would complement or expand our existing business. In 2002, we made our most significant acquisition to date when we acquired Alcatel Microelectronics for a net cash consideration of approximately $306 million after the resale of Alcatel Microeletronics’ mixed-signal business to AMI Semiconductors (USA). See “Item 5. Operating and Financial Review and Prospects—Other Developments” in our Form 20-F. In the second quarter of 2003, we made three acquisitions (Proton World International N.V., Tioga Technologies Inc. and Incard S.p.A.) for an aggregate cash consideration of approximately $139 million. See “Operating and Financial Review and Prospects—Overview—Other Developments” in our Report on Form 6-K dated July 31, 2003. We may pay for future acquisitions with cash, our common shares or some combination of both. Acquisitions, if they occur, may have a dilutive effect for existing shareholders and, whether they are paid for in cash or common shares, may negatively affect our common share price. Announcements concerning potential acquisitions could be made at any time.

Acquisitions involve a number of risks that could adversely affect our operating results, including:

•	the diversion of management’s attention

•	the assimilation of the operations and personnel of the acquired companies

•	the assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller

•	the risk that the financial and accounting systems utilized by the business acquired will not meet our standards

•	the risk that the businesses acquired will not maintain the quality of products and services that we have historically provided

•	the inability to attract and retain qualified management for the acquired business

•	our inability to retain customers of the acquired entity

•	the risk of goodwill and other intangible asset impairment

There can be no assurance that (a) we will be able to consummate future acquisitions on satisfactory terms, if at all, (b) adequate financing will be available for future acquisitions on terms acceptable to us, if at all, or (c) any operations acquired will be successfully integrated or that such operations will ultimately have a positive impact on our business.

Our financial results can be adversely affected by changes in interest rates

In the course of our business, we are exposed to changes in interest rates, linked primarily to the structure of our investments in available cash, which is typically at variable market rates, and our long-term indebtedness used to finance our operations, which is typically at fixed rates. The nature and amount of this long-term indebtedness can vary significantly due to our future financing needs, market conditions and other factors. If interest rates decline, we receive less interest on our cash investments, while we continue to pay higher interest on our fixed rate indebtedness, which could have an effect on our financial condition and results of operations. In 2000, we had in our income statement $46 million as interest income (net of interest expense); in 2002, we registered a net interest expense (net of interest income) of $68 million, increasing from an expense of $13 million in 2001, principally due to the decline in interest rates for U.S. dollar-denominated funds, while our interest expenses are mainly related to our convertible bonds, which are at fixed rates. In 2002, interest income was approximately $49 million compared to $100 million in 2001 and $111 million in 2000. Our net interest income (expense) increased from an expense of $13 million in 2001 to an expense of $68 million in 2002. See Note 22 to the Consolidated Financial Statements in our Form 20-F.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar

A material variation in the value of the U.S. dollar against the principal currencies which have a material impact on us (primarily the euro, but also certain Asian and other currencies of countries where we are located) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of the jurisdictions in which our operations are located. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S.dollar. In 2003, the U.S. dollar has depreciated in value significantly, in particular against the euro, causing us to report higher expenses in, and negatively impacting, both our gross margin and operating income. Our Unaudited Interim Statements of Income for the first half of 2003 include income and expense items translated at the average rate for the period. The average rate of the euro to the U.S. dollar was €1 for $0.90 in the first half of 2002, compared to €1 for $1.10 in the first half of 2003. The average rate of the euro to the U.S. dollar was €1 for $1.12 in the second quarter of 2003. For the months of January, February, March, April, May and June of 2002, the average rate of the euro to the U.S. dollar was respectively €1 for $0.88, $0.89, $0.88, $0.88, $0.91, $0.93, in 2002, compared to €1 for $1.05, $1.08, $1.09, $1.08, $1.11 and $1.18, in 2003, respectively. A continuation in the decline of the U.S. dollar compared to the other major currencies which affect our operations would negatively impact our expenses, margins and profitability, especially if we are unable to balance or shift our euro-denominated costs to other currency areas or to U.S. dollars. Any such actions may not be immediately effective, could prove costly and their implementation could prove demanding on our management resources. In addition, the balance sheet impact of translation adjustments has been, and may be expected to continue to be, material from period to period. The results of these translation adjustments are reflected in our consolidated statement of changes in shareholders’ equity as other comprehensive income (loss). In 2002, it was significantly favorable while it was negative in both 2000 and 2001. See our consolidated statements of changes in shareholders’ equity in our Consolidated Financial Statements. Our policy is to monitor and cover a portion of our exchange rate exposure, and we manage our operations to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. See “Operating and Financial Review and Prospects—Impact of Changes in Exchange Rates” in our Report on Form 6-K dated July 31, 2003, and as which may be updated from time to time in our quarterly submissions regarding our Operating and Financial Review and Prospects.

Our controlling shareholders’ interests may conflict with investors’ interests

Without giving effect to the private placement by Finmeccanica Finance S.A. of Finmeccanica exchangeable notes announced on July 29, 2003, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owns 320,483,280, or approximately 35.6%, of our issued common shares as of June 28, 2003. This amount includes 56,420,000 shares that have been placed in escrow and that underlie the exchangeable notes issued by France Telecom in 2001 and 2002 and the shares placed in escrow and that underlie the Finmeccanica exchangeable notes, for which the voting rights and economic benefits remain with ST Holding II at least until January 2004. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities. As permitted by our articles of association, the Supervisory Board has specified further selected actions by the Managing Board that require the approval of the Supervisory Board.

For a description of our indirect shareholders Areva Group, Finmeccanica S.p.A. and France Telecom, each of which is ultimately controlled by the French or Italian government, see “Principal Shareholders”. These French and Italian shareholder groups of ST Holding have entered into a shareholders’ agreement which enables each group to designate three members of the Supervisory Board and includes provisions requiring the approval of the Supervisory Board of ST Holding for actions by ST Holding, with respect to us and our subsidiaries. In December 2001, the French and Italian shareholder groups of ST Holding signed a 2001 shareholders’ agreement (the “2001 shareholders’ agreement”) to facilitate in December 2001 the offering of 69 million of our existing common shares by ST Holding (held indirectly by France Telecom and Finmeccanica), as well as the offering by France Telecom of exchangeable notes, exchangeable into 30 million of our existing common shares on or after January 2, 2004. The 2001 shareholders’ agreement also permitted the sale by France Telecom in August 2002 of exchangeable notes due August 2005, mandatorily exchangeable from January 2, 2004 into a maximum of 26.42 million of our common shares and a minimum of 20.13 million of our common shares, depending on the price of our common shares at maturity, representing between 2.94% and 2.24% of our then-issued common shares. The ability of Finmeccanica to sell our shares, and to conduct the Finmeccanica exchangeable notes offering, was also expressly provided for in the 2001 shareholders’ agreement. The 2001 shareholders’ agreement provides that for a two-year period, FT1CI (the holding company for the two indirect French shareholders of ST Holding) and Finmeccanica will share equal voting rights with respect to ST Holding and us, despite their difference in indirect economic interest in us resulting from intervening dispositions, provided that each of FT1CI and Finmeccanica retain holdings in ST Holding of between 47.5% and 52.5%. The 2001 shareholders’ agreement also provides for additional disposals by our major shareholders of our existing common shares, or financial instruments convertible into our common shares. See “Principal Shareholders—Shareholders’ agreements—2001 Shareholders’ agreement—Disposals of Our Common Shares” elsewhere in this Report on Form 6-K and as which may be amended from time to time.

Finally, the 2001 shareholders’ agreement continues the requirement that unanimous approval of the ST Holding shareholders be obtained before the Supervisory Board members can take certain actions, notwithstanding the reduction in their indirect ownership interest in us. The actions covered by these provisions include, among other things, any alteration in our authorized share capital, any new issue of shares by us, any merger, acquisition or joint venture agreement to which we are to be a party, and any items on the agenda for our general shareholders’ meeting.

France Telecom and Areva, the shareholders of FT1CI, are parties to a separate shareholders’ agreement that requires the approval of the board of directors of each such company before members of the Supervisory Board appointed by the group of French shareholders may approve specified actions to be taken by ST Holding, ST Holding II, us or our subsidiaries. In addition, as is the case with other companies controlled by the French government, certain ministries of the Republic of France may veto any decision taken by the board of directors of FT1CI. In addition, Finmeccanica is subject to the Italian privatization law. Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the bylaws of firms considered strategic by the Italian government. See “Principal Shareholders—Shareholders’ agreements—Other Shareholders’ agreements”.

These various requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may result in a delay in the ability of our Managing Board to respond as quickly as may be necessary in the rapidly changing environment of the semiconductor industry. In particular, our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding, and aggregate shareholding level, at a certain minimum level, such as the 30% threshold that applies to the option agreement relating to preference shares discussed below. Such approval process is, however, subject to the provisions of Dutch law requiring members of our Supervisory Board to act independently in supervising our management.

We may also have contractual and other business relationships with our indirect shareholders and/or their affiliates and may engage in significant transactions from time to time. Although it is anticipated that any such transactions and agreements will be on terms no less favorable to us than we could obtain in comparable contracts with unaffiliated third parties, conflicts of interest may arise between us and our indirect shareholders and their affiliates in a number of circumstances.

The sale by our direct or indirect shareholders of our existing common shares or the issue by such shareholders of financial instruments exchangeable into our common shares could occur at any time and adversely affect our share price

The 2001 shareholders’ agreement permitted our indirect shareholder, France Telecom, to dispose of its indirect interest in our common shares, which it did in two issuances of notes exchangeable for our common shares. In December 2001, France Telecom issued exchangeable notes redeemable by way of exchange for 30 million of our common shares after January 2, 2004, representing approximately 3.3% of our then-issued common shares. In August 2002, France Telecom sold exchangeable notes due August 2005, mandatorily exchangeable from January 2, 2004 into a maximum of 26.42 million of our common shares and a minimum of 20.13 million of our common shares, depending on the price of our common shares at maturity, representing between 2.94% and 2.24% of our then-issued common shares. The interests of France Telecom as the issuer of the exchangeable notes may not necessarily coincide with our interests.

Finmeccanica has the right, subject to certain conditions, to dispose of up to a maximum of an additional 65,423,404 of our existing outstanding common shares before December 10, 2003, representing 7.3% of our currently issued common shares. Upon exchange in full of the Finmeccanica exchangeable notes offered in the Finmeccanica exchangeable notes offering, assuming the managers of such offering fully exercise their over allotment option, Finmeccanica will have disposed of approximately 20 million of our common shares, or 2.3% of our existing issued common shares. The 2001 shareholders’ agreement also provides for Areva’s freedom to dispose of its stake after a 24-month period from the date of such agreement, as well as the possibility of rebalancing its stake to equal Finmeccanica’s stake. Any such dispositions may occur either through a sale of our common shares or through the issuance of financial instruments exchangeable into our common shares. An announcement with respect to such disposition could be made at any time. Under the 2001 shareholders’ agreement, sales of additional amounts of our common shares by ST Holding II on behalf of its indirect shareholders will not necessarily affect the relative voting rights of our indirect shareholders. For a description of these provisions, see “Principal Shareholders—Shareholders’ agreements—2001 Shareholders’ agreement—Disposals of Our Common Shares” elsewhere in this Report on Form 6-K and as which may be amended from time to time.

In connection with sale by us of our Zero Coupon Senior Convertible Bonds due 2013 (our “2013 bonds”), with the exception of the Finmeccanica Notes Offering, Areva and Finmeccanica each agreed with the managers not to offer, pledge, sell, contract to sell or sell any option or contract to purchase, purchase any option to sell, grant an option, right or warrant to purchase, or otherwise transfer or dispose of (or announce or publish the intention to do any of the foregoing), directly or indirectly, any of our common shares or any security convertible into or exercisable or exchangeable for our common shares, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of our common shares, whether any such transaction is to be settled by delivery of common shares or other such securities, in cash or otherwise, for a period of 30 days after July 29, 2003, without the prior written consent of the managers of such offering.

With the exception of the Finmeccanica exchangeable notes offering, Areva and Finmeccanica have also agreed that they will not cause (or announce or publish their intention to cause) STMicroelectronics Holding N.V. to dispose of its interest in STMicroelectronics Holdings B.V., our principal shareholder, for a period of 30 days after July 29, 2003.

Our shareholder structure and our preference shares may deter a change of control

On May 31, 1999, our shareholders at the annual general meeting approved the creation of up to 180,000,000 preference shares. Pursuant to the 3-for-1 stock split effected in May 2000, the number of such preference shares has increased to 540,000,000. These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions upon liquidation. On the same day, in order to protect ourselves from a hostile takeover or other similar action, we entered into an option agreement with ST Holding II, which provides that (taking into account the 3-for-1 stock split of May 2000) up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution of our Supervisory Board giving our consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. Following an amendment to the ST Holding II option agreement, the option is contingent upon ST Holding II retaining at least 30% of our issued share capital at the time of exercise. No preference shares have been issued to date. The preference shares, if issued, would have priority with respect to dividends and distributions upon liquidation over the common shares. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the approval of our Supervisory Board.

Upon exchange in full of the existing France Telecom exchangeable notes and the Finmeccanica exchangeable notes expected to be issued by Finmeccanica Finance, a subsidiary of Finmeccanica, (which exchanges cannot occur until January 2, 2004 and relate to existing common shares), and upon conversion in full of our 2013 bonds for our newly issued shares, as well as the dilution due to the exercise of share options, ST Holding II’s ownership would fall below the 30% threshold.

Substantial sales of our common shares into the market could cause the market price of our common shares to drop significantly

At June 28, 2003, 887,832,190 of our common shares were outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities (iii) common shares issuable upon conversion of our 2013 bonds; and (iv) 13,400,000 common shares repurchased in 2001 and 2002. As of June 28, 2003, our total issued common shares, including shares held in treasury from repurchases by us in 2001 and 2002, was 901,232,190. On July 29, 2003, we sold $1.217 billion aggregate principal amount at issuance of Zero Coupon Senior Convertible Bonds due 2013 (our 2013 bonds), convertible into approximately 36,405,825 of our common shares. Finmeccanica Finance, a subsidiary of Finmeccanica, sold approximately 439 million aggregate principal amount of exchangeable notes which are exchangeable on or after January 2, 2004 for up to 20 million of our existing common shares. Substantial sales of our common shares or additional securities exchangeable into our existing shares, or newly issued shares or convertible bonds by us or our shareholders, as well as any announcement containing a potential sale, could cause the market price of our common shares to drop significantly. The timing and size of any future primary or secondary offerings will depend upon market conditions as well as a variety of factors.

We depend on patents to protect our rights to our technology

We depend in part on patents and other intellectual property rights covering our products and their design and manufacturing processes. We hold patents and patent licenses, and we intend to continue to seek patents on our inventions relating to product designs and manufacturing processes. We have negotiated in the past broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without fear of infringing patents held by such competitors. The process of seeking patent protection can be long and expensive, however, and we cannot guarantee that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other intellectual property and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We may not be able to obtain licenses or other rights to necessary intellectual property on acceptable terms.

Because patent and other intellectual property litigation is costly and unpredictable, our attempts to protect our rights or to defend ourselves against claims made by others could impose high costs and risks on our business

Litigation that could demand financial and management resources may be necessary to enforce our patents or other intellectual property rights. Also, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. If we cannot obtain licenses or other intellectual property rights, or if we have litigation expenses or judgments that are contrary to us, our results of operations or financial condition could be hurt. We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. We have negotiated in the past broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without fear of infringing patents held by such competitors. As our sales increase compared to those of our competitors, certain of our competitors may seek a large royalty fee in exchange for such broad patent cross-license and the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. We are currently in litigation with one of our competitors following a dispute regarding the financial conditions of one such broad patent cross-license. Furthermore, regardless of the validity or the successful assertion of any third-party patent or other intellectual property claims, we could incur significant costs with respect to the defense thereof that could have a material adverse effect on our results of operations or financial condition.

We benefit from state funding which might become unavailable, and as a result our costs could increase

Like many other manufacturers operating in Europe, we benefit from governmental funding for research and development expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment. See “Item 4. Information on the Company—Public Funding” in our Form 20-F. We have entered into funding agreements with France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements require compliance with European Union (“EU”) regulations and approval by EU authorities and annual and project-by-project reviews and approvals.

We cannot guarantee that we will continue to benefit from public funding for which we are currently eligible, or that any committed funding will not be revoked or discontinued, or that it will not be reviewed or challenged

We rely on receiving funds allocated by state governments on a timely basis. However, funding of programs in France and Italy is subject to annual appropriation, available government resources, and to our continuing compliance with all eligibility requirements. If these governments were unable to provide anticipated funding on a timely basis, or if existing government-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, this could have a material adverse effect on our business, operating results and financial condition. From time to time, we have experienced delays in the receipt of funding under these programs.

We may invest our cash in short-term financial instruments as part of our treasury management strategy, which has certain inherent risks

From time to time, we may use cash on hand to purchase short-term financial instruments as part of our treasury management strategy. These instruments may have returns that depend on certain credit events of reference debt obligations issued by reference issuers consisting of us and/or different banks with a minimum credit rating. Interest is payable to us on such instruments through the final maturity, typically before the end of the financial year, unless suspended upon an earlier credit event under the relevant reference debt or of the relevant reference issuer. For certain short-term financial instruments, principal would be repaid to us at final maturity, unless such a credit event occurs, in which event early repayment of principal would be reduced based on the decline in value of the relevant reference debt. For swap instruments, no additional payments would occur at maturity, except that if such a credit event occurs before maturity, we would owe an additional payment equal to the decline in value of the relevant reference debt. While we place our cash and cash equivalents with high credit quality financial institutions and manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures, we do not normally require collateral or other security from the parties to the financial instruments. Thus, no assurance can be given that a rapid, unanticipated crisis in the global financial system would not have an adverse impact on our results of operations and cash flow. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F.

Generally accepted accounting principles in the United States (“U.S.GAAP”) are in flux and may lead to significant changes in the way we account for our convertible debt instruments and stock options. These changes may lead to significant changes in our financial statements

Proposals to amend accounting rules under U.S. GAAP have been published for public comment, and additional proposed amendments are likely to be made. Certain of these proposed changes may bring U.S. GAAP more closely into line with International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”), while others are independent of the move to converge generally accepted accounting principles. This state of flux makes it difficult for us to predict how accounting rules may evolve over the near- and medium-term.

In particular, the Financial Accounting Standards Board (“FASB”) has identified accounting for zero coupon convertible debt instruments as an emerging accounting issue. FASB’s current proposal would involve uncoupling the debt and equity components of convertible debt instruments such that we would recognize interest expense over the life of the convertible debt instrument in line with market interest. Recognition of interest expense under the FASB proposal may be considerably higher than the interest currently being charged in respect of our existing zero coupon convertible debt instruments, which are included in “net interest income/(expense)” on our income statement. Balance sheets of companies with outstanding convertible debt instruments would also be impacted because shareholders’ equity would be adjusted to show increased additional paid-in capital for the value of the embedded conversion option less the debt portion of the instrument. The current proposal would apply both to our 2009 and 2010 bonds and any such instruments issued in the future. FASB’s proposal would potentially take effect as of January 1, 2005. If a new rule is adopted in line with the current proposals, and if there is no provision that limits its applicability to only those instruments issued in the future, we may be required to change the accounting of the convertible debt instruments on our statement of income and on our balance sheet. If the current FASB proposal is adopted as of January 1, 2005, our 2013 bonds will generate interest income in 2003 and 2004, and generate interest expense beginning in 2005. There can be no assurance that these proposed rules and regulations or any other laws, rules or regulations, will not be adopted in the future, any of which could adversely affect our financial statements, make compliance more difficult or expensive, or otherwise adversely affect our business, financial condition or prospects.

Under current accounting rules, our 2009 and 2010 bonds generate interest expense for us, while the 2013 bonds will generate interest income for us, both of which are included in “net interest income/(expense)” on our income statement. The cost of issuing our convertible debt instruments are amortized in “net interest income/(expense)” on a straight line basis until the date of the first put option by holders of such convertible debt instruments.

In December 2002, FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123 (“FAS 148”). This statement provides alternative transition methods for voluntary changes to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirement of Statement 123 for annual and interim financial statements. Under the statement, the interim required disclosures will be significantly similar to the annual disclosures. The transitional provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 15, 2002. We incorporated the required disclosures in the Notes to our Unaudited Interim Consolidated Financial Statements in our Report on Form 6-K dated July 31, 2003. FASB is also considering changes that may require expensing the costs relating to the issuance of stock options. The potential impact of such a change is described in Note 2.22 to the Consolidated Financial Statements in our Form 20-F and in the Notes to our Unaudited Interim Financial Statements in our Report on Form 6-K dated July 31, 2003.

Because we are a Dutch company subject to the corporate law of The Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company

Our corporate affairs are governed by our articles of association and by the laws governing corporations incorporated in The Netherlands. The corporate affairs of each of our consolidated subsidiaries are governed by the articles of association and by the laws governing such corporations in the jurisdiction in which such consolidated subsidiary is incorporated. The rights of the investors and the responsibilities of members of our Supervisory Board and Managing Board under Dutch law are not as clearly established as under the rules of some U.S. jurisdictions. Therefore, U.S. investors may have more difficulty in protecting their interests in the face of actions by our management, members of our Supervisory Board or our controlling shareholders than U.S. investors would have if we were incorporated in the United States.

Our executive offices and a substantial portion of our assets are located outside the United States. In addition, ST Holding II and most members of our Managing and Supervisory Boards are residents of jurisdictions other than the United States and Canada. As a result, it may be difficult or impossible for shareholders to effect service within the United States or Canada upon us, ST Holding II, or members of our Managing or Supervisory Boards. It may also be difficult or impossible for shareholders to enforce outside the United States or Canada judgments obtained against such persons in U.S. or Canadian courts, or to enforce in U.S. or Canadian courts judgments obtained against such persons in courts in jurisdictions outside the United States or Canada. This could be true in any legal action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon U.S. securities laws.

We have been advised by our Dutch counsel, De Brauw Blackstone Westbroek N.V., that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a consequence, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, will not be enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to The Netherlands court the final judgment that has been rendered in the United States. If The Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in The Netherlands would, under current practice, give binding effect to the final judgment that has been rendered in the United States unless such judgment contravenes The Netherlands’ public policy.

Removal of our common shares from the CAC 40 on Euronext Paris, the MIB 30 on the Borsa Italiana or the Philadelphia Stock Exchange Semiconductor Sector Index could cause the market price of our common shares to drop significantly

Our common shares have been included in the CAC 40 index on Euronext Paris since November 12, 1997; the MIB 30 on the Borsa Italiana, or Italian Stock Exchange since March 18, 2002; and the Philadelphia Stock Exchange Semiconductor Index (or “SOX”) since June 23, 2003. However, our common shares could be removed from the CAC 40, the MIB 30 or the SOX at any time, and any such removal or announcement thereof could cause the market price of our common shares to drop significantly.

PRINCIPAL SHAREHOLDERS

Principal Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of June 28, 2003:

	Common Shares Owned(1)
Shareholders	Number	%
STMicroelectronics Holding II B.V. (“ST Holding II”)	320,483,280	35.6
Capital Research International	52,151,860	5.8

(1)	Following the 2:1 stock split and 3:1 stock split effected by us on June 16, 1999, and May 5, 2000, respectively, and including (i) 56,423,404 of our common shares held in escrow accounts underlying the France Telecom 1.0% and 6 3/4% exchangeable notes; and (ii) up to 20,000,000 of our common shares held in escrow accounts underlying the Finmeccanica exchangeable notes offered in the concurrent Finmeccanica exchangeable notes offering, which in each case will be exchangeable for our common shares beginning from January 2, 2004, which in each case will be exchangeable for our common shares beginning from January 2, 2004.

ST Holding II is a wholly owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”). ST Holding is jointly held by FT1CI and Finmeccanica based on voting rights. As of June 28, 2003, without giving effect to the sale by France Telecom and Finmeccanica of exchangeable notes, based on economic interests, FT1CI and Finmeccanica hold approximately 49% and 51%, respectively, of ST Holding. FT1CI consists of two principal French shareholders, France Telecom, the French state-controlled telecommunications company, and Areva (formerly known as CEA-Industrie), a corporation controlled by the French atomic energy commission. Finmeccanica is an Italian holding company owned by both the Italian Ministero dell’Economia e delle Finanze (“the Italian Ministry of Economics and Finance”), which controls important actions of Finmeccanica due to its significant holding in it, Fintecna S.p.A. (in which Istituto per la Ricostruzione Industriale-IRI S.p.A. in liquidazione, the holding company for Italian state-owned industrial and commercial interests, was merged), and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario (“Telematico”) and is included in the MIB 30 stock index. The Italian Ministry of Economics and Finance has appointed a majority of the members of Finmeccanica’s board of directors and pursuant to the provisions of its articles of association and Italian law, retains veto rights over certain major transactions involving Finmeccanica. The shares of France Telecom are listed on Euronext Paris and its American Depositary Receipts on the New York Stock Exchange. Certificats d’investissement of Areva are listed on Euronext Paris.

ST Holding owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding may further dilute its shares as provided below in “—Shareholders’ agreements—2001 Shareholders’ agreement—Disposals of Our Common Shares” and pursuant to the eventual conversion of our outstanding convertible instruments. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:

Common Shares Owned
	Number	%
December 31, 2002	320,483,280	35.6
December 31, 2001	320,483,280	35.7
December 31, 2000	389,483,280	43.8

Announcements about additional disposals by ST Holding may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2002, without giving effect to sale by France Telecom and Finmeccanica of exchangeable notes:

(1)	Based on voting rights, which will be shared equally until 2004. According to the 2001 shareholders’ agreement, each of Finmeccanica and FT1CI must hold at least 47.5% of ST Holding until December 2003. As of December 31, 2002, based on economic interests, FT1CI and Finmeccanica hold approximately 49% and 51%, respectively, of ST Holding.
(2)	Includes 1.5% of our share capital held by us in treasury and the 5.8% held by Capital Research International.

All other former members of the shareholding group have either sold or otherwise disposed of their holdings in our shares.

On December 17, 2001, France Telecom issued €1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004, redeemable by way of exchange for up to 30 million of our existing common shares on or after January 2, 2004. On July 30, 2002, we were informed that France Telecom had finalized the private placement to institutional investors of €442.2 million of 6 3/4% notes due August 2005, mandatorily exchangeable into our existing common shares held by France Telecom. France Telecom announced that the 6¾% notes are exchangeable for our common shares from January 2, 2004 and that the number of shares that France Telecom will deliver to the holders of the notes is a maximum of 26.42 million shares and a minimum of 20.13 million shares, depending on the price of our shares at maturity. On July 29, 2003, Finmeccanica, through its subsidiary Finmeccanica Finance, announced it had sold €438,725,000 aggregate principal amount of Finmeccanica exchangeable notes which will be exchangeable on or after January 2, 2004 for approximately 17.5 million of our existing common shares held by Finmeccanica at their initial exchange price, which is €25.07, or approximately 2.0% of our issued and outstanding common shares (approximately 20 million, or approximately 2.3% of our issued and outstanding common shares, an over allotment granted to the managers of the Finmeccanica exchangeable notes offering is exercised in full). Assuming the France Telecom 1.0% notes are exchanged for our common shares at the initial exchange ratio, the France Telecom 6¾% notes are exchanged for our common shares at the maximum exchange ratio, and the Finmeccanica exchangeable notes are exchanged for our common shares at the initial exchange ratio (and assuming exercise in full by the managers of the Finmeccanica exchangeable notes offering of the over-allotment option), ST Holding II would own approximately 27% of our current issued common shares. Making the same assumptions, the indirect economic interests of FT1CI, Areva, France Telecom and Finmeccanica in us would be approximately 11%, 11%, 0% and 16%, respectively.

Shareholders’ agreements

In connection with our formation, Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) as our shareholders, entered into a shareholders’ agreement on April 30, 1987 (as amended, the “Holding Shareholders’ agreement”). The current parties to the Holding Shareholders’ agreement are FT1CI and Finmeccanica.

The Holding Shareholders’ agreement contemplates that the parties shall agree upon common proposals and jointly exercise their powers of decision and their full control of the strategies and actions of ST Holding and us. Under the Holding Shareholders’ agreement, the Supervisory Board of ST Holding, which is composed of three representatives of FT1CI and three representatives of Finmeccanica, and our Supervisory Board, each one within its respective sphere of competence, must give their respective prior approval before ST Holding may vote in favor of a resolution that we, or any of our subsidiaries may: (i) modify our articles of incorporation; (ii) change our authorized share capital, issue, acquire or dispose of our shares, change any shareholder rights or issue any instruments granting an interest in our capital or profits; (iii) be liquidated or dispose of all or a substantial and material part of our assets or any shares we hold in any of our subsidiaries; (iv) enter into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or form a new company; (v) approve such company’s draft consolidated balance sheets and financial statements or any profit distribution by such company; or (vi) enter into any agreement with any of the direct or indirect ST Holding shareholders outside the normal course of business. The Holding Shareholders’ agreement also provides that our long-term business plans and annual budgets and for our subsidiaries, as well as any significant modifications thereto, shall be approved in advance by the Supervisory Board of each of ST Holding and us, each one within its respective sphere of competence. In addition, the Supervisory Board of ST Holding shall also decide upon operations of exceptional importance contained in the annual budget even after financing thereof shall have been approved.

Pursuant to the terms of the Holding Shareholders’ agreement, neither we nor ST Holding are permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the Holding Shareholders’ agreement also undertake to refrain directly or indirectly from competing with us in the area of semiconductor products, subject to certain exceptions, and to offer us opportunities to commercialize or invest in any semiconductor product developments by them. Any financing or capital provided by the parties to ST Holding or us is intended to be provided pro rata based on the parties’ respective shareholdings in ST Holding. See further details below.

The admission of a third party to the share capital of ST Holding, whether through the sale of ST Holding’s outstanding shares or through the issue by ST Holding of new shares, or by any other means, must be unanimously agreed upon. In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the Holding Shareholders’ agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The Holding Shareholders’ agreement otherwise terminates in the event that one of the parties thereto ceases to hold shares in ST Holding.

Pursuant to the terms of the Holding Shareholders’ agreement and for the duration of such agreement, FT1CI, on the one hand, and Finmeccanica, on the other hand, have agreed to maintain equal interests in our share capital. See further details below.

2001 Shareholders’ agreement

On December 10, 2001, FT1CI, Finmeccanica, France Telecom and Areva signed a new shareholders’ agreement (the “2001 shareholders’ agreement”) to restructure their holdings in ST Holding. The agreement permits the shareholders to (i) restructure the holding companies as desirable, (ii) provide for new corporate governance principles, (iii) provide for the terms and conditions of disposals of our common shares and (iv) ensure stability in the shareholding structure and future flexibility. To the extent the 2001 shareholders’ agreement conflicts with existing agreements among the shareholders, the provisions of the 2001 shareholders’ agreement shall prevail.

Restructuring of the Holding Companies

If necessary, the parties have agreed to restructure the two holding companies (ST Holding and ST Holding II) to simplify the structure to the extent possible or desirable for tax efficiency. In any case, at least one holding company will continue to exist to hold our common shares. The company that now holds or may hold our shares in the future for indirect shareholders is referred to below as the “holding company”. The 2001 shareholders’ agreement provides that FT1CI may be replaced as a shareholder in the holding company by France Telecom and/or Areva, at their request.

The 2001 shareholders’ agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company until 24 months after such party ceases to be an indirect shareholder of us.

Corporate Governance

Under the 2001 shareholders’ agreement, the parties have agreed to modify the corporate governance rights within the holding company so that they will be shared equally by FT1CI and Finmeccanica, referred to below as the “shareholders”, despite the difference in indirect economic interest in us, for 24 months after the date of the 2001 shareholders’ agreement plus the three-month period thereafter, referred to as the “Balance Period”, during which each of FT1CI and Finmeccanica will have an option to rebalance their shareholdings, referred to as the “Rebalancing Option”. The Balance Period is stated to continue as long as each shareholder in the holding company owns at least 47.5% of its shares subject to the exercise of the Rebalancing Option. In the case where one shareholder’s stake exceeds 52.5% after the Balance Period, control of ST Holding will automatically be granted to it, while certain rights will be preserved for the minority shareholder.

During the Balance Period, the shareholders agree that the holding company will have a managing board comprised of two members (one designated by each shareholder) and a Supervisory Board comprised of eight members (four designated by each shareholder). The chairman of the Supervisory Board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between Finmeccanica and FT1CI. The current chairman of the Supervisory Board is Mr. Testore and the current Vice-Chairman is Mr. Arbola.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the chairman and the Vice-Chairman of our Supervisory Board, and that of the holding company; (iii) information by our Managing Board and by our Supervisory Board, and those of the holding company; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of us and of the holding company; (viii) industrial and commercial relationships between us and Finmeccanica or us and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

However, in the case of a hostile take-over bid for us, any shareholder may, upon its sole request, obtain the activation by the holding company of the option agreement relating to the preference shares described below (provided that such activation is triggered by the Supervisory Board), in which case both shareholders shall be required to finance the subscription by the holding company of the preference shares, and such subscription and payment shall be completed only to the extent required to implement the option agreement so as to consolidate a majority of our voting rights (and to the exclusion of any further acquisitions of our common shares, which require the unanimous approval of our shareholders).

As regards us during the Balance Period: (i) each shareholder shall have the right to insert on a list prepared for proposal by the holding company to our general meeting of shareholders the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the shareholders will cause the holding company to submit to our general meeting of shareholders and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our general meeting of shareholders.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders resolution of the holding company, which shall require the unanimous approval of the shareholders: (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in our authorized share capital or issue by us of new shares and/or of any financial instrument giving rights to subscribe for our common shares; any acquisition or disposal by the holding company of our shares and/or any right to subscribe for our common shares; any modification to the rights attached to our common shares; any merger, acquisition or joint venture agreement to which we are or are proposed to be a party; and any other items on the agenda of our general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint-venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of our annual accounts or those of the holding company or a resolution concerning a dividend distribution by us, it being understood that a dividend distribution by us and the holding company will be regulated by tracking stocks issued by the holding company to the shareholders.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i)    As long as any of the shareholders indirectly owns at least 3% of our issued and outstanding share capital, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party. However, the minority shareholder may not prevent the other shareholder from increasing the capital of the holding company in order to finance the acquisition of additional shares of us as a defense against a hostile takeover bid for us.

(ii)    As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders’ meetings).

(iii)    Any decision to vote our shares held by the holding company at any general meeting of our shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders’ meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv)    In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital.

At the end of the Balance Period, the members of our Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the previous paragraph.

Disposals of Our Common Shares

Pursuant to the 2001 shareholders’ agreement, ST Holding and France Telecom have entered into transactions disposing of our common shares.

•	In December 2001, ST Holding sold 69 million of our existing common shares, reducing its holdings from 389,483,280 shares to 320,483,280 shares. In this sale, France Telecom’s indirect stake in us was reduced by 39,000,000 shares and Finmeccanica’s stake was reduced by 30,000,000 shares.

•	Also in December 2001, France Telecom issued €1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004, redeemable by way of exchange for up to 30 million of our existing common shares on or after January 2, 2004.

•	On July 30, 2002, we were informed that France Telecom sold €442.2 million of 6 3/4 % notes due August 2005, mandatorily exchangeable into a maximum of 26.42 million of our existing common shares (depending on our share price at the maturity date or redemption), disposing of appreciably all of its remaining interest in us.

•	On July 29, 2003, Finmeccanica, through its subsidiary Finmeccanica Finance, announced the private placement of €438,725,000 aggregate principal amount of Finmeccanica exchangeable notes which will be exchangeable on or after January 2, 2004 for approximately 17.5 million of our existing common shares held by Finmeccanica (which could be increased to up to 20 million if the managers exercise an over allotment option within 30 days of such offering).

The 2001 shareholders’ agreement also provided for ST Holding II to enter into an escrow arrangement with France Telecom with respect to our common shares underlying the exchangeable notes sold in December 2001 and July 2002. The 2001 shareholders’ agreement states that France Telecom will have a call option over those shares upon exchange of the exchangeable notes for common shares. The voting rights with respect to the shares held in escrow will at all times be exercised by ST Holding II. The agreement further provides that in connection with the December 2001 common share and exchangeable note offerings, each of the shareholders may request ST Holding to enter into hedging agreements.

The 2001 shareholders’ agreement provides that Finmeccanica may, subject to certain conditions, at any time before December 10, 2003, effect one or more transactions with respect to our existing common shares, or require that ST Holding effect such transactions, up to a maximum amount of 65,423,404 shares. Through the offering of the Finmeccanica Finance of exchangeable notes announced on July 29, 2003, Finmeccanica may indirectly dispose of up to 20 million of our existing common shares.

In addition, the 2001 shareholders’ agreement provides that Areva has both the freedom to dispose of its stake after a 24-month period following the agreement, as well as the possibility of rebalancing its stake to equal Finmeccanica’s stake during a three-month period beginning December 10, 2003.

At any time, whether during or after the 24-month period from the date of the agreement, FT1CI and Finmeccanica may offer to each other for sale and/or transfer any or all of their respective shares in ST Holding. Likewise, France Telecom and Areva may, during the same period, offer to each other for sale and/or transfer any or all of their respective shares in FT1CI.

Under the 2001 shareholders’ agreement, after the December 2001 ST Holding share offering and the France Telecom exchangeable note offering, further disposals by the shareholders before December 2003, are subject to the following restrictions:

(i)    The shareholders can make further disposals through the issuance of exchangeable debt instruments (although the instruments may not be exchangeable before the end of the 24-month period), equity swaps, subject to certain conditions, and straight sales or other transfers.

(ii)    In the case of straight sales, the total percentage of our common shares held by the holding company after the sale may not be less than the relevant threshold percentage related to the preference shares described below, which percentage will be calculated taking into consideration the total number of our common shares outstanding on the date of the sale and the number of shares that may be issued upon the exercise of equity-linked instruments such as convertible bonds or options that can be exercised before the end of the 24-month period. Finmeccanica has the right to cause ST Holding II to sell a number of our shares equal to the difference between our shares actually disposed of by France Telecom in the common share offering and by way of exchange of the exchangeable bonds minus 29,968,421, the number of common shares actually sold by Finmeccanica in December 2001 (the “buffer”). In addition, France Telecom and Finmeccanica each have the right to cause ST Holding II to sell, for their respective accounts, 50% of the difference, if positive, between the total number of our common shares held by the holding company and the number of shares, calculated on a fully diluted basis, multiplied by the relevant threshold percentage for the preference shares as described below, less the buffer.

(iii)    The disposal by the holding company of our common shares corresponding to the interest held by any minority shareholder will always be upon the sole decision of the minority shareholder, subject to compliance with the shareholders’ agreement.

(iv)    Any disposal by ST Holding II of our common shares corresponding to the interest of any shareholder is subject to tag-along rights. The disposals must be made either through a public offering or by a private placement to institutional investors with the objective of ensuring adequate distribution of our common shares in the market.

(v)    Further disposals by the shareholders after the end of the 24-month period and any further lock-up periods, if any, are subject to the following agreements: in the event that a shareholder intends to participate in any public offering for all of our common shares or private placements to institutional investors, the shareholder may do so, subject to a right of first refusal granted to the other shareholders. In the event that a shareholder wishes to dispose of all of its remaining holding in the holding company in a private transaction outside any regulated market, it may do so only through a sale of its shares in the holding company and the new party becomes party to the then relevant shareholders’ agreement.

Any transaction in our shares by our principal indirect shareholders (FT1CI or Finmeccanica, or the shareholders of FT1CI, Areva and France Telecom) pursuant to the 2001 shareholders’ agreement, or any publicity concerning such a potential transaction could affect the price of our common shares and cause the market price of our shares to drop significantly.

As long as any of the parties to the shareholders’ agreement has a direct or indirect interest in us, subject to the public offer exception listed in paragraph (v) above, no sales by a party to the 2001 shareholders’ agreement may be made of any of our shares or of FT1CI, ST Holding or ST Holding II to any of our top ten competitors, or any company that controls such competitor.

Change of Control Provision

The 2001 shareholders’ agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholder’s affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

Preference Shares

On May 31, 1999, our shareholders at the annual general meeting approved the creation of 180,000,000 preference shares (540,000,000 preference shares, as adjusted for the 3-to-1 stock split implemented in May 2000). These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On the same day, we entered into an option agreement with ST Holding II, which was recently amended, which provides that preference shares shall be issued to ST Holding II upon request, subject to the adoption of a resolution of our Supervisory Board recognizing that a hostile takeover or similar action exists and giving our consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. Following the recent amendment to the ST Holding II option agreement, the option is contingent upon ST Holding II retaining at least 30% of our issued share capital at the time of exercise of the option. Upon exchange in full of the existing France Telecom and Finmeccanica exchangeable notes (which exchanges cannot occur until January 2, 2004 and relate to existing common shares), and upon conversion in full of our 2013 bonds for our newly issued shares, as well as the dilution due to the exercise of share options, ST Holding II’s ownership would fall below the 30% threshold.

Under the 2001 shareholders’ agreement, any shareholder can cause the holding company to exercise the option to acquire the preference shares in the event of a hostile takeover bid for us.

Other Shareholders’ agreements

The shareholders of FT1CI entered into a separate shareholders’ agreement in January 1993. On December 28, 2001, France Telecom and Areva modified this agreement in its entirety to reflect the 2001 shareholders’ agreement between the shareholders of ST Holding. The new FT1CI shareholders’ agreement provided for the capital reduction of FT1CI to reflect the sale by France Telecom of a portion of its indirect interest in us. At the end of the two-year period described under “—Disposals of Our Common Shares”, Areva can either require an additional capital reduction of FT1CI or buy France Telecom’s remaining shares in FT1CI. We are not a party to these agreements.

The new FT1CI shareholders’ agreement provides for new corporate governance arrangements based on France Telecom’s level of ownership of us. It provides that FT1CI shall continue to have five directors, three of whom shall be chosen by Areva and two of whom shall be chosen by France Telecom, provided that France Telecom shall only choose one director once its interest in FT1CI falls below 30%. Also, France Telecom will have the right to nominate a number of FT1CI representatives to the Supervisory Board of ST Holding, ST Holding II and us in proportion to its holdings, with at least one member to the extent that FT1CI has at least two on those Supervisory Boards as long as France Telecom owns at least 20% of the capital of FT1CI. France Telecom will cause its appointed directors to these entities to resign as necessary if and when its interest in FT1CI is reduced. Except as set forth below, decisions with respect to ST Holding, us and our subsidiaries may be taken by simple majority. Certain actions by FT1CI will continue to require the approval of the France Telecom director or directors. These include (i) all borrowings above €2 million, (ii) certain loans and advances, (iii) issuance of guarantees, (iv) changes to any shareholder agreements entered into by FT1CI, (v) distribution of any dividends and (vi) introduction of any new shareholder.

In case ST Holding II requests the issuance of preference shares pursuant to the option agreement with us, the new FT1CI shareholders’ agreement provides that the payment by FT1CI for the subscription price will be shared on a pro rata basis between Areva and France Telecom according to the number of our common shares attributed to each on the date of exercise. Each has undertaken to pay such subscription amounts according to their respective pro rata stakes.

Following the 24-month period from the ST Holding shareholders’ agreement, should Finmeccanica exercise its right to make a public offering of our common shares, FT1CI’s right of first refusal may be exercised by Areva in the first instance, and then by France Telecom. In addition, in case of a Finmeccanica public offering, both Areva and France Telecom may cause FT1CI to exercise its tag-along rights to offer our common shares corresponding to the respective indirect holding. If either party were to exercise its right of first refusal or tag-along rights, Areva and France Telecom undertake to cause FT1CI to undertake all appropriate actions.

Transfers of shares in FT1CI to third parties are subject to a right of preemption, a right of first refusal of the other shareholders, as well as other provisions. In the event Areva proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. The FT1CI shareholders’ agreement terminates upon the termination of FT1CI or when either party ceases to be a shareholder of FT1CI.

As is the case with other companies controlled by the French government, the French government has appointed a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Secrétariat d’Etat à l’Industrie (Secretary of Industry). FT1CI is subject to certain points of the arrêté of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the bylaws of firms considered strategic by the Italian government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999 and Finmeccanica’s bylaws were subsequently amended on November 23, 1999. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include (i) the approval or disapproval of the acquisition of material interests in Finmeccanica’s share capital, (ii) approval of material shareholders’ agreements relating to Finmeccanica’s share capital, (iii) appointment of members of Finmeccanica’s board of directors and board of statutory auditors, and (iv) powers to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, sell businesses or lines of business, including the transfer of equity participations in subsidiaries or affiliates, transfer its registered office outside of Italy, change Finmeccanica’s corporate purposes or amend or modify any of the Minister of the Treasury’s special powers.

In connection with our initial public offering, we entered into a registration rights agreement with ST Holding II pursuant to which we agreed that, upon request from ST Holding II, we will file a registration statement under the Securities Act to register common shares held by ST Holding II, subject to a maximum number of five requests in total as well as a maximum of one request in any twelve-month period. Subject to certain conditions, we will grant ST Holding II the right to include our common shares in any registration statements covering offerings of common shares by us. ST Holding II will pay a portion of the costs of any requested or incidental registered offering based upon its proportion of the total number of common shares being registered, except that ST Holding II will pay any underwriting commissions relating to common shares that it sells in such offerings and any fees and expenses of its separate advisors, if any. Our registration rights agreement with ST Holding II will terminate upon the earlier of December 15, 2004 and such time as ST Holding II and its affiliates own less than 10% of our outstanding common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 1, 2003	By:	/s/ PASQUALE PISTORIO
		Name:	Pasquale Pistorio
		Title:	President and Chief Executive Officer